

Mail Stop 3720

December 15, 2016

John J. Stephens
Senior Executive Vice President and
Chief Financial Officer
One AT&T Plaza
208 South Akard Street
Dallas, TX 75202

> **Re: AT&T Inc.**
> **Registration Statement on Form S-4**
> **Filed November 18, 2016**
> **File No. 333-214712**

Dear Mr. Stephens:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Questions and Answers about the Transaction and the Special Meeting

Q: What are the material United States federal income tax consequences of the transaction to Time Warner stockholders?, page 5

1.   We note that the completion of the transaction is not conditioned on the transaction qualifying for the Intended Tax Treatment or upon the receipt of the opinion of counsel to that effect. However, in light of the materiality of the stock for stock exchange in the merger not being taxable to Time Warner shareholders, a tax opinion supporting the Intended Tax Treatment seems required by Item 601(b)(8) of Regulation S-K. For guidance, please refer to Staff Legal Bulletin 19 (October 12, 2011).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney Advisor, at (202) 551-6971 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications